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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                                 BUFFETS, INC.
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                              (Name of the Issuer)

                                  BUFFETS, INC.
                                 KERRY A. KRAMP
                                 ROE H. HATLEN
                             BUFFETS HOLDINGS, INC.
                         CAXTON-ISEMAN INVESTMENTS, L.P.
                             GOLCONDA HOLDINGS INC.
                              FREDERICK J. ISEMAN
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                    (Name of the Person(s) Filing Statement)

                      Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                   119882 10 8
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                     (CUSIP Number of Class of Securities)

 KERRY A. KRAMP                                    DOUGLAS P. LONG, ESQ.
 President and                                     Faegre & Benson, LLP
 Chief Executive Officer                           90 South Seventh Street
 Buffets, Inc.                                     2200 Wells Fargo Center
 1460 Buffet Way                                   Minneapolis, Minnesota 55402
 Eagan, Minnesota 55121                            (612) 336-3288
 (651) 994-8608
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)


         This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.   [ ] The filing of a registration statement under the Securities Act of
         1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.
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         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

                                CALCULATION OF FILING FEE
         -----------------------------------------------------------------------

              Transaction Valuation*                     Amount Of Filing Fee**
                  $593,645,680                                 $118,730


         *For purposes of calculating the filing fee only. Determined by (1) multiplying 41,599,223 shares of common stock, par value $.01 per share, of Buffets, Inc. by $13.85 per share, and (2) adding thereto $17,496,442 anticipated to be paid to persons holding options to acquire shares of common stock in connection with the cancellation of such options (assuming an aggregate of 4,928,575 options are cancelled in exchange for cash in the transaction).

         **The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

         [X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:            $118,730
         Form or Registration No.:          Schedule 14(a)
         Filing Party:                      Buffets, Inc.
         Date Filed:                        July 3, 2000



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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Buffets, Inc., a Minnesota corporation ("Buffets"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, Kerry A. Kramp, Buffets' President and Chief Executive Officer, Roe
H. Hatlen, Chairman of the Board of Buffets, Buffets Holdings, Inc. ("Holdings"), a Delaware corporation wholly owned by Caxton-Iseman Investments, L.P., a Delaware limited partnership whose general partner is Golconda Holdings Inc., a Delaware corporation controlled by Frederick J. Iseman, and Frederick J. Iseman. Pursuant to an Agreement and Plan of Merger, dated as of June 4, 2000 (the "Merger Agreement"), Buffets Merger Corporation, a Minnesota corporation and wholly owned subsidiary of Holdings, Inc., merged with and into Buffets on October 2, 2000 (the "Merger").

         In the merger, each issued and outstanding share of Buffets common stock was cancelled and automatically converted into the right to receive $13.85 in cash, without interest or any other payment thereon, with the following exceptions: shares of Buffets common stock owned by Holdings or by any of Buffets' subsidiaries were canceled; and shares held by dissenting shareholders are subject to appraisal in accordance with Minnesota law. Following the Merger, as provided in agreements between Holdings and certain members of management of Buffets (the "Management Participants"), the Management Participants own approximately 16% of the outstanding common stock of Holdings and 6.6% of the outstanding voting stock.

ITEM 3.           IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a) This final amendment to this Schedule 13E-3 is being filed by Buffets, Kerry A. Kramp, Roe H. Hatlen, Holdings, Caxton-Iseman Investments, L.P., Golconda Holdings Inc., and Frederick J. Iseman.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(b) At a special meeting of Buffets' shareholders held on September 28, 2000, the shareholders approved the Merger Agreement and the Merger.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)               The Merger was consummated on October 2, 2000.

ITEM 16.          EXHIBITS.

(b)(4) Note Purchase Agreement, dated September 29, 2000, between Buffets, its subsidiaries, and Credit Suisse First Boston, Cayman Islands Branch, with respect to $80,000,000 aggregate principal amount of Buffets' 14% Senior Subordinated Notes due September 29, 2008.

(b)(5) Note Purchase Agreement, dated September 29, 2000, between Holdings and Credit Suisse First Boston, Cayman Islands Branch, with respect to $15,000,000 aggregate principal amount of Holdings' 16% Senior Notes due September 29, 2008.

(b)(6) Credit Agreement, dated as of September 29, 2000, among Holdings, Buffets, as borrower, the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc. and FleetBoston Robertson Stephens Inc., as co-lead arrangers and joint book-running managers, Lehman Commercial Paper Inc., as administrative agent, Fleet National Bank, as syndication agent and First Union National Bank, as documentation agent.


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                                   SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2000


                                  BUFFETS, INC.


                                  By       s/ Kerry A. Kramp
                                    -------------------------------------------
                                  Name:  Kerry A. Kramp
                                  Title: President and Chief Executive Officer

                                           s/ Kerry A. Kramp
                                  ---------------------------------------------
                                  Kerry A. Kramp

                                           s/ Roe H. Hatlen
                                  ---------------------------------------------
                                  Roe H. Hatlen


                                  BUFFETS HOLDINGS, INC.


                                  By       s/ Frederick J. Iseman
                                    -------------------------------------------
                                  Name:  Frederick J. Iseman
                                  Title: President


                                  CAXTON-ISEMAN INVESTMENTS, L.P.

                                  By       Golconda Holdings Inc.,
                                           its General Partner


                                  By       s/ Frederick J. Iseman
                                    -------------------------------------------
                                  Name:  Frederick J. Iseman
                                  Title: President and Secretary


                                  GOLCONDA HOLDINGS INC.


                                  By       s/ Frederick J. Iseman
                                    -------------------------------------------
                                  Name:  Frederick J. Iseman
                                  Title: President and Secretary

                                           s/ Frederick J. Iseman
                                  ---------------------------------------------
                                  Frederick J. Iseman







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                                  EXHIBIT INDEX


EXHIBIT NUMBER                                   DESCRIPTION
(a)                          Definitive proxy statement on Schedule 14A filed with the Securities and
                             Exchange Commission on August 29, 2000 (incorporated herein by reference to the proxy statement).

(b)(1)                       Commitment letter from Credit Suisse First Boston to Caxton-Iseman Capital,
                             Inc. dated June 2, 2000.*

(b)(2)                       Commitment letter from Lehman Brothers Inc. and FleetBoston Robertson
                             Stephens Inc. to Caxton-Iseman Capital, Inc. dated June 2, 2000. *

(b)(3)                       Commitment letter from Corporate Property Associates 14 Incorporated to
                             Caxton-Iseman Capital, Inc. dated June 3, 2000.*

(b)(4)                       Note Purchase Agreement, dated September 29, 2000, between Buffets, its subsidiaries, and Credit Suisse First Boston, Cayman Islands Branch, with respect to $80,000,000 aggregate principal amount of Buffets' 14% Senior
                             Subordinated Notes due September 29, 2008.

(b)(5)                       Note Purchase Agreement, dated September 29, 2000, between Holdings and Credit
                             Suisse First Boston, Cayman Islands Branch, with respect to $15,000,000 aggregate principal amount of Holdings' 16% Senior Notes due September 29, 2008.

(b)(6)                       Credit Agreement, dated as of September 29, 2000, among Holdings, Buffets, as borrower, the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc. and FleetBoston
                             Robertson Stephens Inc., as co-lead arrangers and joint book-running managers, Lehman Commercial Paper Inc., as administrative agent, Fleet
                             National Bank, as syndication agent and First Union National Bank, as documentation agent.

(c)(1)                       Opinion of U.S. Bancorp Piper Jaffray Inc. dated June 4, 2000 (incorporated herein by reference to Appendix B to the proxy statement).

(c)(2)                       Fairness Opinion Presentation of U.S. Bancorp Piper Jaffray Inc. to the Special
                             Committee of Buffets' Board of Directors, prepared and presented on June 4,
                             2000.*

(d)                          Agreement and Plan of Merger, dated as of June 4, 2000, by and among Buffets,
                             Holdings, and Buffets Merger Corporation (formerly Big Boy Merger Corporation)
                             (incorporated herein by reference to Appendix A to the proxy statement).

(f)                          Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act
                             (incorporated herein by reference to Appendix C to the proxy statement).

(g)                          Not applicable.
                             -------------------------
                             *         Previously filed.



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